Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: June 27, 2007

Important Information

The AFM is The Netherlands Financial Markets Authority (Autoriteit Financiële Markten).

The UKLA is the UK Listing Authority.

In connection with the proposed Offer for ABN AMRO, RBS expects to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, and the Banks expect to file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This transcript includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed offer (including anticipated synergies) not being realized, the separation and integration of

ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Any offer made in or into the United States will only be made by the Banks and/or RFS Holdings directly or by a dealer-manager that is registered with the SEC.

The following is a transcript of an excerpt from remarks made by Sir Fred Goodwin, Group Chief Executive, Royal Bank of Scotland, that were broadcast on an internal satellite network to the employees of RBS on June 27, 2007.

TRANSCRIPT OF EXCERPT FROM REMARKS BY SIR FRED GOODWIN BROADCAST TO RBS EMPLOYEES ON JUNE 27, 2007

PRESENTER:

Hello, welcome to Open Air, welcome to RBS Gogarburn, the Group headquarters, welcome to people who have come from, well pretty much all round the world. There are people from the Netherlands, from Germany from France, from the UK, from all over the place and, of course, Sir Fred Goodwin. This is your chance to have time with Fred, to ask him anything, to pose any challenges at all. The first of which we have had a lot of emails – you’ll hardly be surprised – about what is going on with ABN AMRO. Here you are involved in a big takeover battle that is getting world wide publicity. A lot of people, Allan Jamieson from Manufacturing among them, wanting to know why?

FRED GOODWIN:

It is a good question. It is a question I have asked myself more than once. I know it is a question all of my colleagues on GEMC and the Board thought long and hard about. I guess one of the things which made it even harder as a decision was the fact that we don’t need to do this.

The group was travelling and continues to travel very well. You saw the results back in the beginning of March and you saw the trading update we put out just a week or 10 days ago which confirms that the group continues to be moving ahead of the market’s expectations. We don’t actually have to do this but you have heard me talking before about the importance of growth to our business and you have seen the strategies unfolding in GBM, you have seen the strategies unfolding in the United States and this really offers us an enormous opportunity to move forward at great speed. In all honesty this wasn’t a situation which we saw as being about to happen and we didn’t anticipate that ABN AMRO would make the decision that it needed a partner and make the decision that it was going to break itself up as part of its own future. But, in having made those decisions it really presented an opportunity that we felt was really too good to miss. We feel we have a good business case in the consortium that we have and we have put that case forward. Ultimately it will be for the shareholders to decide.

PRESENTER: Barclays, who are your rivals are pretty clear - they want to build the biggest bank in the world pretty much. If they get it, they are going to break it up, you’d break it up in a different way yourselves.

FRED GOODWIN: Yes we’ve sought to break it up. We don’t want to own all of ABN AMRO. That was actually one of the easy decisions to make that we, RBS, don’t want to own all of ABN AMRO. We would not be the best owner for all of the parts of the business. By going forward in consortium we are able to attract and acquire, we hope, parts of business which fit directly with our own existing strategy in GBM, in the United States and Asia, it is because of the quality of that fit that we feel that makes sense for us and it makes a good business. We do not want to be the biggest bank in the world but if it happens by pursuing those strategies that we became the biggest bank in the world then that would be fine. That is not what we are trying to do. We have always tried to focus on business to which we can add value. The beauty of what we are buying here is that these are parts of ABN but they add real value to existing strategies of RBS.

PRESENTER: Does anyone want to ask anything about ABN AMRO.

SPEAKER FROM THE FLOOR: Sir Fred. Thanks for your time. You have been heavily criticised for putting global expansion ahead of short-term financial return after the deal with the Bank of China you promised shareholders that you would not indulge in any further big acquisitions and instead grow the group organically, so to speak. My question is what has been done to support that assertion and why also did you feel the need for the group to mount a serious bid for ABN AMRO so soon after the deal with Bank of China?

FRED GOODWIN: If you go back to have look at what was actually there. We certainly have been criticised for making acquisitions and putting growth ahead of short-term returns but I think that it is my job and it is the board’s job, to put the welfare of the organisation ahead of short-term returns. What we said at the time of the of Bank of China deal is that we not need to do any other large deals and we had no other large acquisitions planned and we did not. I said that as recently as the beginning of March this year when I said there were no acquisitions that we thought were desirable and doable. That was widely reported. The fact of the matter was we did not think ABN AMRO was do-able. We did not forsee that ABN were going to do what they have done. Given that they have now made a decision to break themselves up and to seek a partner, we are clearly the better partner for parts of that business. I think if you are going to take the business forward you have to be able to react to opportunities. You have heard me before talking about creating options for the future – I think it would be a terrible position to be in if we couldn’t respond to an opportunity like this. This is one of the top 20 banks in the world putting itself up for sale. For us to pass on an opportunity like that is unthinkable. I think the question I would find it impossible to answer is: Why didn’t you?

SPEAKER FROM THE FLOOR: One of the things that came out was perhaps RBS insurance would be sold to fund the deal. My understanding of RBS Insurance is that it makes up 19 per cent of the group’s income. What would that do to the Group’s cost:income ratio if you did sell RBS Insurance.

FRED GOODWIN: Well I have no idea on the basis we have no plans to sell RBS insurance.

NICK ROSS: Ronnie Marshall from Manufacturing wants you to expand on the recent announcement that 2,000 UK jobs would be lost. I think it it’s been said that 15,000 would go if Barclays won, 2,000 would go if RBS group won.

FRED GOODWIN: There has been a lot said about this and it is an important subject. There is very little that is clear in relation to the plans from the other side. But it is clear there will be job losses as a result, from this. It is our understanding that there will be rather less under the consortium option than it will be under the Barclays and ABN proposal but there will be job losses as a result of it.

NICK ROSS: Are you able to tell us where, who is likely to be affected.

FRED GOODWIN: Where the job losses will be is where there is business overlap. As always in the case of these situations, we can only make the absolute decision finally once we have been given an opportunity to examine the business and make the right business decision. What I can tell you is that at the rate at which the group is growing, and history will support this – if you go back and look at the Natwest transaction, we employ far more people today than we did when we took over NatWest. We want to work our way through this as quickly and painlessly as possible with people. The fact of the matter is today within the business we are short of people. The reason we are getting involved with the ABN AMRO opportunity is not to cut jobs, it is to grow the business. So this creates better employment prospects, but there will be job losses as a result if we are successful.

SPEAKER FROM THE FLOOR: There is obviously, on the horizon, a potential lawsuit from Bank of America from what we read in the papers. Is that something you and your colleagues are concerned about?

PRESENTER: Bank of America, of course, wants to buy a chunk of ABN AMRO in North America – the La Salle Bank. That has been stopped and there is all this talk about litigation. Bank of America are very upset about it.

FRED GOODWIN: It is very much centre stage as people wait to see the outcome from the Dutch Supreme Court ruling which may or may not overturn the injunction which has been put place on that sale. We will see what the court decides. It is very much a matter for the court to decide. It would be wrong of me to try and pre-empt that at this point. One the scenarios which might happen, is that we end up owning ABN AMRO and it has a lawsuit against it from Bank of America. As we’ve indicated before we would defend that robustly.

SPEAKER FROM THE FLOOR: You said you had no plans for RBS insurance. What I want to know —

FRED GOODWIN: I have definite plans for RBS Insurance just in case you thought they were off the hook. [AUDIENCE LAUGHTER]

SPEAKER FROM THE FLOOR: What I want to know is what are your long-term goals and plans for RBS Insurance in England? Do you see it as a permanent part of the group?

FRED GOODWIN: Absolutely. The hare that seems to have been set running is one that I am anxious to kill, put back in its box, whatever. We have no plans to see RBS insurance outside the Group. RBS insurance is something that we have grown from nothing bearing in mind we started Direct Line from nothing and have built it into one of the leading insurers in this country. One of the big opportunities we see, as well as continuing to develop the business here, is to expand internationally. We have been very successful in Spain and Germany and Italy. We are in discussions in China at the moment to see whether we might be able to develop a joint venture in China. RBS insurance is an integral part of the group and we plan to keep it that way and apply to it the same rigors as we apply to every part of the group that we have to grow and perform.

PRESENTER: That is a fairly emphatic answer. Three times Fred said it. They are not going to get rid of insurance at all. They are going to grow it.

SPEAKER FROM THE FLOOR: We are right in the middle of ABN AMRO. We are following it all closely but we read on the intranet about the proposal and when we looked into it it seems that a lot of the assets from ABN AMRO would not be kept by the RBS. They would benefit ECF [European Consumer Finance]. Because at ECF we have a goal that in five years time we will become ten times bigger in consumer finance on the European continent but with the merger and acquisition nothing is going to be kept within RBS.

FRED GOODWIN: Not in the Netherlands, no, not in the consumer businesses in Europe. They are not part of the business that comes to us. We’ve split the businesses - the bit that we get does not include consumer finance business.

SPEAKER FROM THE FLOOR: Because how does it coincide with our goal to come 10 times bigger.

FRED GOODWIN: You set the goal before we moved up for ABN AMO. You can maybe tell me.

[AUDIENCE LAUGHTER]

FRED GOODWIN: If you got the ABN AMRO bit, you would achieve the goal overnight. I know what Cormac is doing with the business to move it forward. I think we could beat ourselves up a bit for not having pushed the business as hard over recent years as we should have, but you’ll be very clear that the objective is to grow that business. Then there will be opportunities to acquire, there will be opportunity to grow but the way the ABN AMRO assets broke up, we are happy with the bits we got. It would have considerably complicated the task of the separating the group if we had sought to take the consumer finance businesses as well.

SPEAKER FROM THE FLOOR: I would love to know what percentage do you see in five year’s time will come from continental Europe to the overall RBS group.

FRED GOODWIN: One of the interesting things, coming back to the very first question about why are we making this deal. The proportion of our earnings which is coming from continental Europe is growing rapidly and absent any involvement with ABN. Johnny’s business’ [Corporate Markets] in particular have been going very strongly in Europe the consumer finance is now picking up as we had hoped. Direct Line, RBS insurance’ business, is again growing strongly in Europe, much more strongly than they’ve grown in recent times. So Europe will continue to grow, I think as we last published our numbers it was about 15% of our total income.

[End of Transcript]